UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 19, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Broadridge Financial Solutions, Inc.

File No. 001-33220 - CF#26212

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Broadridge Financial Solutions, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on January 10, 2011, as amended by a Form 8-K/A filed on May 19, 2011.

Based on representations by Broadridge Financial Solutions, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

> Exhibit 2.1   through January 7, 2014
> Exhibit 2.2   through January 7, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Seaman
Special Counsel